Mail Stop 4561

December 28, 2007

Walter S. Waltosz, President and CEO
Simulations Plus, Inc.
42505 10th Street West
Lancaster, CA 93534-7059
Also by facsimile: (661) 723-5524

> **Re: Simulations Plus, Inc.**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed December 20, 2007**
> **File No. 001-32046**

Dear Mr. Waltosz:

We have reviewed your revised filing and have the following comment.

Proposal 3, page 17

1.   We note your statement in your response letter dated December 17, 2007, that you have modified your proxy statement to address all of our prior comments from our letter dated December 14, 2007. However, we are unable to locate in your revised filing disclosure regarding the possible anti-takeover effects of the proposed increase in authorized shares of common stock. We are also unable to locate disclosure regarding the company's plans, proposals or arrangements for the issuance of shares that will result from the increase in authorized shares or, alternatively, a disclaimer regarding any such plans, proposals or arrangements. Accordingly, we re-issue prior comments 2 and 3 from our letter dated December 14, 2007. Please revise your filing in response to these comments, or advise.

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Please contact Katherine Wray at (202) 551-3483 or David L. Orlic at (202) 551-3503 with any questions. If you require further assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. You may also contact me at (202) 551-3735 if you thereafter have any other questions.

Sincerely,

Barbara Jacobs
Assistant Director